UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2017 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2017 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2017 (Separate)

Summary of 2017 First Quarter Business Report

On May 15, 2017, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2017 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd.

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	March 22, 2017

Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

1.3.	Overview of the Business Group

(As of March 31, 2017)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
2nd Tier Subsidiaries	Kookmin Bank International Ltd.	Kookmin Bank	Not listed (Overseas)

	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)

Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
Hyundai Savings Bank Co., Ltd.	KB Securities	Not listed

Hyundai Asset Management Co., Ltd.	KB Securities	Not listed
KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
Hyundai-Tongyang Agrifood Private Equity Fund	KB Securities	Not listed
Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed

KB-IGen Private Equity Fund No.1	KB Securities	Not listed
KB Private Equity Fund III	KB Securities	Not listed
KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
KB Sonbo CNS	KB Insurance	Not listed
Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)

PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)

KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
KB Kolao Leasing Co., Ltd.	KB Capital	Not listed (Overseas)
KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
KoFC Value-up Private Equity Fund	KB Investment	Not listed
Korea GCC Global Cooperation PEF	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

Not included in quarterly business reports.

Number of Shares

(As of March 31, 2017)	(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A) (1)	418,111,537	—	418,111,537
Treasury Stock (B) (1) (2)	21,546,313	—	21,546,313
Shares Outstanding (A-B)	396,565,224	—	396,565,224

(1)	On April 14, 2017, the board of directors of the Company resolved to conduct a tender offer to acquire all of the outstanding shares of its subsidiaries, KB Insurance and KB Capital (the “Tender Offer”), subsequent to which the Company will effect a comprehensive stock swap with KB Insurance and KB Capital to acquire the remaining shares not tendered in the Tender Offer (the “Stock Swaps”). In connection with the Stock Swaps, the Company will utilize its treasury shares to the maximum extent possible. For more information, please refer to the related reports on Form 6-K furnished to the Securities and Exchange Commission by the Company on April 14, 2017.
(2)	On April 14, 2017, the board of directors of the Company resolved to terminate the trust agreement it had entered into in order to acquire treasury shares. For more information, please refer to the related reports on Form 6-K furnished to the Securities and Exchange Commission by the Company on April 14, 2017.

1.4.2.	Voting Rights

(As of March 31, 2017)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	—	—	—
Shares without voting rights	Common shares	21,546,313	Treasury shares
	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	396,565,224	—
	—	—	—

1.5.	Dividends

Not included in quarterly business reports.

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest income	1,726,353	6,402,529	6,203,199
Interest income	2,603,810	10,021,882	10,375,823
Interest expense	(877,457)	(3,619,353)	(4,172,624)
Net fee and commission income	520,638	1,584,892	1,534,983
Fee and commission income	939,078	3,150,877	2,971,095
Fee and commission expense	(418,440)	(1,565,985)	(1,436,112)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	241,286	(8,768)	359,727
Net other operating expenses	(179,322)	(533,711)	(715,960)
General and administrative expenses	(1,167,221)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	1,141,734	2,216,231	2,858,365
Provision for credit losses	(254,894)	(539,283)	(1,037,231)
Net operating profit	886,840	1,676,948	1,821,134

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the three months ended March 31, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	216,206,440	1.22	58.59	207,194,480	1.32	60.76	193,725,814	1.69	62.62
	Certificate of deposit	2,479,127	1.48	0.67	3,386,647	1.65	0.99	3,645,078	1.92	1.18
	Borrowings	8,093,420	1.42	2.19	6,803,292	1.54	2.00	5,709,025	1.88	1.85
	Call money	2,234,283	1.24	0.61	1,414,780	1.35	0.41	2,009,387	1.66	0.65
	Debentures	32,145,683	2.27	8.71	30,075,804	2.49	8.82	27,365,637	2.78	8.85
	Other	12,962,030	1.37	3.51	7,700,215	1.45	2.26	4,763,806	2.03	1.53

Subtotal		274,120,983	1.36	74.28	256,575,218	1.47	75.24	237,218,747	1.83	76.68

Foreign Currency	Deposits	9,593,775	0.75	2.60	8,713,640	0.53	2.56	6,183,499	0.52	2.00
	Borrowings	6,071,006	0.96	1.65	5,644,047	0.78	1.66	6,121,121	0.46	1.98
	Call money	1,181,174	1.09	0.32	1,161,517	0.72	0.34	1,007,103	0.28	0.33
	Debentures	3,135,950	2.69	0.85	4,139,036	2.55	1.21	3,520,324	3.00	1.14
	Other	307,969	0.52	0.08	222,098	0.94	0.06	163,462	1.31	0.05

Subtotal		20,289,874	1.13	5.50	19,880,338	1.04	5.83	16,995,509	1.01	5.50

Other	Total shareholders’ equity	32,014,587	—	8.68	30,308,008	—	8.89	28,252,594	—	9.13
	Allowances	636,668	—	0.17	748,594	—	0.22	787,604	—	0.25
	Other	41,978,626	—	11.37	33,476,080	—	9.82	26,126,546	—	8.44

Subtotal		74,629,881	—	20.22	64,532,682	—	18.93	55,166,744	—	17.82

Total		369,040,738	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

Note: Based on K-IFRS (on a consolidated basis)

2.2.2.	Uses of Funds

								(Unit: in millions of Won, %)
		For the three months ended March 31, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	5,255,200	1.42	1.42	6,075,873	1.52	1.78	7,197,739	1.83	2.33
	Securities	69,748,920	2.24	18.90	55,999,995	2.12	16.42	45,372,914	3.22	14.67
	Loans	236,350,674	3.21	64.04	225,153,667	3.15	66.03	207,499,414	3.48	67.07
	Guarantee payments under payment guarantee	15,604	1.07	—	28,005	1.16	0.01	32,644	1.19	0.01
	Call loan	203,794	1.31	0.06	399,843	1.43	0.12	314,179	1.79	0.10
	Private placement corporate bonds	1,505,048	4.68	0.41	1,081,692	3.99	0.32	830,676	3.81	0.27
	Credit cards	14,013,199	8.59	3.80	12,823,200	8.66	3.76	11,904,279	9.03	3.85
	Other	4,406,011	3.93	1.20	5,061,229	4.96	1.48	7,154,906	5.15	2.31
	Allowance	(2,176,652)	—	(0.59)	(2,182,313)	—	(0.64)	(2,316,563)	—	(0.75)

Subtotal		329,321,798	3.24	89.24	304,441,191	3.21	89.28	277,990,188	3.70	89.86

Foreign Currency	Due from banks	2,841,916	0.83	0.77	2,553,722	0.75	0.75	1,782,048	1.12	0.58
	Securities	4,977,901	2.47	1.35	3,792,545	2.61	1.11	1,285,058	2.06	0.42
	Loans	7,602,859	2.03	2.06	8,125,102	1.76	2.38	9,009,829	1.52	2.91
	Call loan	2,403,440	1.15	0.65	2,220,839	0.65	0.65	1,435,461	0.33	0.46
	Bills bought	2,597,486	1.54	0.70	2,768,692	1.30	0.81	2,728,557	1.10	0.88
	Allowance	(168,368)	—	(0.05)	(328,130)	—	(0.10)	(234,422)	—	(0.08)
	Other	64,572	—	0.02	24,789	—	0.02	3,143	—	—

Subtotal		20,319,806	1.84	5.50	19,157,559	1.64	5.62	16,009,674	1.37	5.17

Other	Cash	1,736,407	—	0.47	1,724,701	—	0.51	1,715,237	—	0.55
	Fixed assets held for business	4,395,693	—	1.19	3,464,031	—	1.02	3,230,133	—	1.04
	Other	13,267,034	—	3.60	12,200,756	—	3.57	10,435,768	—	3.38

Subtotal		19,399,134	—	5.26	17,389,488	—	5.10	15,381,138	—	4.97

Total		369,040,738	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

Note: Based on K-IFRS (on a consolidated basis)

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in billions of Won, %)

	As of March 31, 2017(1)	As of December 31, 2016	As of December 31, 2015
Total Capital (A)	31,565	31,103	29,140
Risk-weighted assets (B)	200,367	203,649	188,213
BIS ratio (A/B)	15.75	15.27	15.48

*Note: Calculated in accordance with Basel III

(1)	Preliminary figures

Kookmin Bank	(Unit: in billions of Won, %)

	As of March 31, 2017(1)	As of December 31, 2016	As of December 31, 2015
Total Capital (A)	25,003	24,579	23,686
Risk-weighted assets (B)	150,140	150,649	147,973
BIS ratio (A/B)	16.65	16.32	16.01

* Note: Calculated in accordance with Basel III

(1)	Preliminary figures

2.3.2.	Credit Ratings

(As of March 31, 2017)

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

6/5/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

9/16/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/18/2015	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

11/25/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/25/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 23, 2017	2,795

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)

	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	18,934,003	17,884,863	16,316,066
Financial assets at fair value through profit or loss	28,185,566	27,858,364	11,174,064
Derivative financial assets	2,486,555	3,381,935	2,278,112
Loans	267,515,181	265,486,134	245,005,370
Financial investments	45,103,344	45,147,797	39,136,759
Investments in associates	1,802,512	1,770,673	1,737,840
Property and equipment	3,561,443	3,627,268	3,287,383
Investment property	721,832	755,011	211,815
Intangible assets	653,215	652,316	466,828
Current income tax assets	96,620	65,738	18,525
Deferred income tax assets	27,404	133,624	8,373
Assets held for sale	87,777	52,148	48,628
Other assets	11,714,025	8,857,785	9,375,704

Total assets	380,889,477	375,673,656	329,065,467

Financial liabilities at fair value through profit or loss	11,409,667	12,122,836	2,974,604
Derivative financial liabilities	2,639,201	3,807,128	2,325,756
Deposits	242,016,681	239,729,695	224,268,185
Debts	26,367,660	26,251,486	16,240,743
Debentures	35,292,250	34,992,057	32,600,603
Provisions	519,787	537,717	607,860
Net defined benefit liabilities	132,275	96,299	73,197
Current income tax liabilities	445,898	441,812	30,920
Deferred income tax liabilities	28,516	103,482	179,243
Other liabilities	30,435,225	26,329,741	20,861,634

Total liabilities	349,287,160	344,412,253	300,162,745

Equity attributable to shareholders of the parent company	31,324,789	30,998,044	28,680,621
Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	16,995,548	16,994,902	15,854,510
Accumulated other comprehensive income	438,523	405,329	430,244
Retained earnings	12,601,361	12,229,228	10,464,109
Treasury shares	(801,201)	(721,973)	—
Non-controlling interests	277,528	263,359	222,101

Total equity	31,602,317	31,261,403	28,902,722

Total liabilities and equity	380,889,477	375,673,656	329,065,467

Number of consolidated companies	197	196	83

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest income	1,726,353	6,402,529	6,203,199
Net fee and commission income	520,638	1,584,892	1,534,983
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	241,286	(8,768)	359,727
Net other operating expenses	(179,322)	(533,711)	(715,960)
General and administrative expenses	(1,167,221)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	1,141,734	2,216,231	2,858,365
Provision for credit losses	(254,894)	(539,283)	(1,037,231)
Net operating income	886,840	1,676,948	1,821,134
Net non-operating income	78,418	951,707	343,561
Profit before income tax	965,258	2,628,655	2,164,695
Income tax expense	(77,669)	(438,475)	(437,389)
Profit for the period	887,589	2,190,180	1,727,306
Other comprehensive income (loss) for the period, net of tax	32,691	(24,937)	(31,262)
Total comprehensive income for the period	920,280	2,165,243	1,696,044
Profit attributable to:	887,589	2,190,180	1,727,306
Shareholders of the parent company	870,101	2,143,744	1,698,318
Non-controlling interests	17,488	46,436	28,988
Total comprehensive income for the period attributable to:	920,280	2,165,243	1,696,044
Shareholders of the parent company	903,295	2,118,829	1,666,883
Non-controlling interests	16,985	46,414	29,161
Earnings per share
Basic earnings per share (Won)	2,192	5,588	4,396
Diluted earnings per share (Won)	2,180	5,559	4,376

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	1,093,526	115,065	324,947
Financial assets at fair value through profit or loss	247,371	246,656	99,118
Loans	—	29,415	—
Investments in subsidiaries	21,392,745	21,392,745	18,557,566
Investments in associates	1,053,690	1,053,690	883,065
Property and equipment	420	469	578
Intangible assets	8,052	8,092	8,428
Deferred income tax assets	3,963	4,604	4,515
Other assets	586,417	519,223	137,954

Total assets	24,386,184	23,369,959	20,016,171

Debts	470,000	350,000	—
Debentures	3,733,725	3,474,200	1,647,117
Net defined benefit liabilities	268	(193)	591
Current income tax liabilities	419,611	419,607	17,178
Other liabilities	640,916	104,528	123,281

Total liabilities	5,264,520	4,348,142	1,788,167

Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	14,656,168	14,656,168	13,513,809
Accumulated other comprehensive loss	(4,769)	(4,742)	(4,979)
Retained earnings	3,180,908	2,998,923	2,787,416
Treasury Shares	(801,201)	(719,090)	—

Total equity	19,121,664	19,021,817	18,228,004

Total liabilities and equity	24,386,184	23,369,959	20,016,171

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest expense	(19,443)	(55,924)	(25,744)
Net fee and commission expense	(752)	(7,214)	(8,228)
Net gains on financial assets at fair value through profit or loss	3,559	5,272	1,658
Net other operating income	709,544	694,908	315,527
General and administrative expenses	(12,215)	(46,734)	(39,916)
Operating profit before provision for credit losses	680,693	590,308	243,297
Provision for credit losses	—	—	—
Operating profit	680,693	590,308	243,297
Net non-operating expense	(89)	(340)	(62)
Profit before income tax	680,604	589,968	243,235
Income tax benefit (expense)	(650)	164	190
Profit for the period	679,954	590,132	243,425
Other comprehensive income (loss) for the period, net of tax	(27)	237	(741)
Total comprehensive income for the period	679,927	590,369	242,684
Earnings per share
Basic earnings per share (Won)	1,713	1,538	630
Diluted earnings per share (Won)	1,704	1,530	627

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)
Category	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Current assets in Won (A)	1,115,505	59,429	325,124
Current liabilities in Won (B)	671,016	5,554	4,565
Liquidity ratio (A/B)	166.24	1,070.02	7,122.10

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Selected ratios

	(Unit: %)

Category	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net income as a percentage of average total assets (ROA)	0.94	0.63	0.54
Net income as a percentage of average shareholders’ equity (ROE)	11.17	7.26	6.06

Note: Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2017)

Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,207
Kia Motors Corporation	795
LG Electronics Inc	600
Hyundai Heavy Industries Co., Ltd.	580
Hyundai Capital Services, Inc.	547
S-Oil Corporation	534
Hyundai Motor Company	513
Hyundai Steel Co., Ltd.	509
Samsung Heavy Industries Co., Ltd.	478
Airport Railroad Co., Ltd	467
Korea Securities Finance Corp (A)	435
Posco Daewoo Corporation.	400
Busan-Gimhae Light Rail Transit Co., Ltd	390
Daewoo Shipbuilding & Marine Engineering Co., Ltd	377
Bank of Communications Co., Ltd.	374
SK Energy Co., Ltd.	372
Hankook Tire Co., Ltd.	372
Shinhan Financial Group Co., Ltd.	361
Shinsegae Inc.	349
China Construction Bank Corporation	340

Total	10,000

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2017)

Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	4,166
Samsung	2,803
SK	1,819
Lotte	1,484
Hanwha	1,282
LG	1,225
POSCO	1,167
Hyundai Heavy	995
GS	831
LS	785

Total	16,556

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of March 31, 2017)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	38,966	34.61
Real estate	23,048	20.47
Retail and wholesale	15,820	14.05
Hotel, lodging and food service	7,241	6.43
Construction	3,450	3.06
Financial institutions	1,641	1.46
Other	22,413	19.91

Total	112,579	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2017)

	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Construction	99.1	97.2
Borrower B	Construction	67.5	69.2
Borrower C	Manufacturing	60.7	60.5
Borrower D	Publishing, Media, Broadcasting and Information Services	55.3	49.9
Borrower E	Shipbuilding	51.5	36.3
Borrower F	Real estate and leasing	41.6	41.7
Borrower G	Construction	41.2	40.3
Borrower H	Transportation	39.1	7.6
Borrower I	Shipping	23.8	23.5
Borrower J	Real estate and leasing	18.1	0.5
Borrower K	Manufacturing	17.0	6.2
Borrower L	Arts, sports and recreation related services	16.5	16.5
Borrower M	Publishing, Media, Broadcasting and Information Services	14.7	13.1
Borrower N	Manufacturing	13.6	14.1
Borrower O	Manufacturing	13.3	13.2
Borrower P	Hotel, lodging and food services	13.0	3.0
Borrower Q	Construction	13.0	11.9
Borrower R	Retail and wholesale	12.1	11.4
Borrower S	Manufacturing	11.0	6.0
Borrower T	Manufacturing	9.8	9.4

Total		631.9	531.7

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)

January 1 to March 31, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	1,620
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	10,505
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947

(1)	Excluding value-added taxes.

4.2. Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1)
				(in millions of Won)
January 1 to Mach 31, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of March 31, 2017, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)

	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9(7)	2,500	—

(1)	Represents the total number of applicable persons as of March 31, 2017.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.

5.3.2.	Total Amount Paid as of March 31, 2017

(Unit: in millions of Won)

Total number of persons(1)	Total payment(2)	Average payment per person(3)	Notes
9	432	53	—

(1)	Represents the total number of applicable persons as of March 31, 2017.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2017.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2017, divided by (ii) the number of applicable persons for the applicable reporting period.

(Unit: in millions of Won)

	Total number of persons(1)	Total payment(2)(4)(5)	Average payment per person(3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	2	348	174	—
Non-executive Directors (excluding audit committee members)	3	31	15	—
Audit committee members	4	54	13	—
Internal auditor	—	—	—	—

Note: On a separate basis.

(1)	Represents the total number of applicable persons as of March 31, 2017.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2017.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2017, divided by (ii) the number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	The total amount paid (rounded to the nearest million) to our registered director for the three months ended March 31, 2017 (including the amount paid by Kookmin Bank to our registered director who concurrently serves as the president of Kookmin Bank) is Won 650 million (Won 348 million by KB Financial Group and Won 302 million by Kookmin Bank). Such amount includes 2017 annual salary of Won 200 million (Won 108 million by KB Financial Group and Won 92 million by Kookmin Bank) and short-term performance-based incentive payments of Won 450 million (Won 240 million by KB Financial Group and Won 210 million by Kookmin Bank), which were based on performance in 2016 and paid in the first quarter of 2017.

5.3.3.	Compensation exceeding Won 500 million – Individual basis

Compensation exceeding Won 500 million – Individual Basis(1)

(Unit: in millions of Won)

Name	Position	Total Compensation	Additional Compensation
—	—	—	—

(1)	Not included in quarterly business reports.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of March 31, 2017 are as follows.

•	Kookmin Bank (100.00%)

•	KB Securities Co., Ltd. (100.00%)

•	KB Insurance Co., Ltd. (39.81%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2017, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2017 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000	November 20, 2017

6.2.	Non-standing Directors

As of March 31, 2017, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2017 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Hong Lee	April 1958	Non -standing Director	459	2018 Annual General Shareholders’ Meeting	(“AGM”)

6.3.	Non-executive Directors

Our non-executive directors, the end of their terms and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2017 are as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Young Hwi Choi	October 1945	Non-executive Director	—	March 23, 2018
Stuart B. Solomon	July 1949	Non -executive Director	—	March 23, 2019
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 23, 2018
Michael Byungnam Lee	September 1954	Non-executive Director	1,020	March 23, 2018
Jae Ha Park	November 1957	Non-executive Director	—	March 23, 2018
Eunice Kyonghee Kim	March 1959	Non-executive Director	—	March 23, 2018
Jongsoo Han	October 1960	Non-executive Director	—	March 23, 2018

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following sixteen executive officers as of March 31, 2017.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Ok Chan Kim	July 1956	President & Chief Operating Officer	5,174	November 20, 2017
Ki Heon Kim	October 1955	Deputy President and Chief Information Technology Officer	—	December 31, 2017
Dong Cheol Lee	October 1961	Deputy President and Chief Strategy Officer	600	December 31, 2017
Jeong Rim Park	November 1963	Deputy President; Wealth Management Planning Department	540	December 31, 2017
Kwi Sang Jun	July 1960	Deputy President; Corporate and Investment Banking Planning Department	167	December 31, 2017

Ki Hwan Kim	March 1963	Senior Managing Director and Chief Risk Management Officer	321	December 31, 2017
Young-Tae Park	December 1961	Senior Managing Director and Chief Data Officer	450	December 31, 2017
Jae Hong Park	April 1967	Senior Managing Director and Chief Global Strategy Officer	—	December 31, 2017
Hong Seob Shin	September 1962	Senior Managing Director and Chief Public Relation Officer	580	December 31, 2017
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800	December 31, 2017
Jae Keun Lee	May 1966	Managing Director and Chief Financial Officer	119	December 31, 2018
Chang Kwon Lee	November 1965	Managing Director; Strategic Planning Department	—	December 31, 2018
Dong Whan Han	January 1965	Managing Director and Chief Future Innovation Officer	100	December 31, 2018
Chai Hyun Sung	September 1965	Managing Director and Chief Human Resources Officer	450	December 31, 2018
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445	January 10, 2018
Young Hyuk Jo	April 1963	Managing Director and Enforcement Officer of the Internal Audit; Audit Department	461	December 31, 2017

As of March 31, 2017, the following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Hong Lee	Kookmin Bank	Senior Executive Vice President; Shared Service Group	January 2017
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President, Head of IT Group	January 2015
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2017
	KB Securities	Deputy President; Wealth Management Division	January 2017
Kwi Sang Jun	Kookmin Bank	Senior Executive Vice President, Corporate Investment Banking Group	January 2016
	KB Securities	Deputy President; Investment Banking Division	January 2017
Jae Hong Park	Kookmin Bank	Senior Managing Director; Global Business Division	January 2016
Ki Hwan Kim	Kookmin Bank	Senior Managing Director; Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Senior Managing Director; Consumer Brand Strategy Group	January 2016
Dong Whan Han	Kookmin Bank	Managing Director; Future Channel Group	January 2017
Dong Cheol Lee	KB Securities	Non-standing Director	December 2016
Jae Keun Lee	KB Insurance	Non-standing Director	March 2017
	Kookmin Card	Non-standing Director	February 2017

As of March 31, 2017, following non-executive director also served as a director at another company.

Name	Company	Position	Appointment date
Suk Ryul Yoo	Jungmok Co., Ltd.	CEO	December 2013

6.5.	Employees

The following table shows information regarding our employees as of March 31, 2017.

(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Amount of Annual Salaries	Average Annual Salary per Person(1)
Total	156	31	4,604	30

(1)	Represents (i) the total amount paid for the three months ended March 31, 2017 divided by (ii) the total number of employees as of March 31, 2017.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of March 31, 2017.

(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service(2)	41,190,896	9.85
JP Morgan Chase Bank, N.A.(3)	29,069,705	6.95

(1)	Calculated based on 418,111,537 shares of our common stock issued and outstanding as of December 31, 2016.
(2)	As of April 24, 2017, the number of shares of common stock owned by Korean National Pension Service is 40,950,453 shares (9.79%).
(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of March 31, 2017)		(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	12,157	Common Stock
Kookmin Bank	1,553,477	Common Stock
KB Securities Co., Ltd.	8,257	Common Stock

KB Insurance Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	85,610	Common Stock
KB Life Insurance Co., Ltd.	8,636	Common Stock
KB Asset Management Co., Ltd.	3,139	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	448	Common Stock
KB Real Estate Trust Co., Ltd.	4,177	Common Stock
KB Investment Co., Ltd.	865	Common Stock
KB Credit Information Co., Ltd.	5,563	Common Stock
KB Data Systems Co., Ltd.	8,017	Common Stock

Total	1,690,346	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of March 31, 2017)				(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	301,205,007	967,766

KB Securities Co., Ltd.	298,620,424	100	3,342,391	29,463,149	(344)

KB Insurance Co., Ltd.	26,472,759	39.81	1,053,690	29,352,211	295,780
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	15,739,739	318,627
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,887,383	12,748
KB Asset Management Co., Ltd.	7,667,550	100	96,312	170,781	58,756
KB Capital Co., Ltd.	11,180,630	52.02	279,870	7,452,823	96,696

KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,078,130	10,319

KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	216,687	29,270

KB Investment Co., Ltd.	8,951,797	100	104,910	146,372	4,513
KB Credit Information Co., Ltd.	1,252,400	100	23,621	27,973	43
KB Data Systems Co., Ltd.	800,000	100	6,334	27,037	613

Total	—	—	22,446,435	—	—

(1)	Based on K-IFRS (on a separate basis)

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 15, 2017	By: /s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer